Exhibit 99.1

QIWI Announces First Quarter 2022 Financial Results

NICOSIA, CYPRUS – May 23, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced its first quarter 2022 financial results ended March 31, 2022.

1Q 2022 key operating and financial highlights1

		1Q 2021	1Q 2022	YoY	1Q 2022
		RUB million	RUB million	%	USD million(1)
	Revenue	9,234	9,717	5.2%	115.6
	Total Net Revenue	5,161	6,305	22.2%	75.0
	LFL Total Net Revenue(2)	4,243	6,305	48.6%	75.0
Consolidated	Adjusted EBITDA	2,820	3,687	30.7%	43.8
Group results	Adjusted EBITDA margin	54.6%	58.5%	3.8%	58.5%
	Net Profit	1,954	2,257	15.5%	26.8
	Adjusted Net profit	2,061	2,326	12.9%	27.7
	Adjusted Net profit margin	39.9%	36.9%	(3.0)%	36.9%
	PS Net Revenue	4,762	5,649	18.6%	67.2
	PS Payment Net Revenue	4,068	4,119	1.3%	49.0
Payment	PS Payment Volume, billion	384	356	(7.2)%	4.2
Services (PS)	PS Payment Net Revenue Yield	1.06%	1.16%	0.1%	1.16%
	PS Other Net Revenue	693	1,530	120.6%	18.2
	Adjusted Net profit	2,480	3,029	22.1%	36.0
	Adjusted Net profit margin	52.1%	53.6%	1.5%	53.6%

(1)	Throughout this release dollar translation is calculated using a ruble to U.S. dollar exchange rate of RUB 84.0851 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2022.

(2)	Like-for-like Total Net Revenue excludes terminated 1Q 2021 TSUPIS & related acquiring services in Russia in the amount of RUB 918 million.

Key events in 1Q 2022 and after the reported period

•	Shareholders authorized QIWI’s Board of Directors to buyback ordinary shares of the Company represented by the American Depositary Shares from Moscow Stock Exchange (MOEX) directly or through any of its subsidiary[2].

•	Ms. Nadiya Cherkasova and Ms. Elena Titova have resigned from the Company’s Board of Directors, Ms. Alla Maslennikova has joined the Board of Directors of QIWI as a Non-Executive Director.

•	The S&P Global Ratings agency withdrew its credit rating on QIWI plc due to our exposure to Russia followed by the EU's decision to ban the provision of credit ratings to legal persons, entities, financial institutions, or bodies incorporated in Russia. Neither operating nor financial performance of QIWI is affected due to the announced credit rating change.

1 Total Net Revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted Net profit, adjusted Net profit margin, financial results on a like-for-like basis in this release are “non-IFRS financial measures”. Please see the section “Non-IFRS Financial Measures and Supplemental Financial Information” for more details as well as reconciliation at the end of this release.

2 https://investor.qiwi.com/results-and-reports/sec-filings/4105432

1Q 2022 results

Net Revenue breakdown by segments

	1Q 2021	1Q 2022	YoY	1Q 2022
	RUB million	RUB million	%	USD million
Total Net Revenue	5,161	6,305	22.2%	75.0
LFL Total Net Revenue	4,243	6,305	48.6%	75
Payment Services (PS)	4,762	5,649	18.6%	67.2
PS Payment Net Revenue	4,068	4,119	1.3%	49.0
PS Other Net Revenue	693	1,530	120.6%	18.2
Corporate and Other	399	656	64.4%	7.8

Total Net Revenue increased by 22.2% YoY to RUB 6,305 million ($75.0 million). Like-for-like Total Net Revenue (adjusted for 1Q 2021 TSUPIS & related acquiring services in the amount of RUB 918 million) increased by 48.6% YoY resulting from improved PS Payment Net Revenue Yield by 10 bps and increased PS Other Net Revenue due to higher interest income. Corporate and Other Net Revenue has also increased driven by further development of ROWI and Flocktory projects.

PS Payment segment breakdown by verticals3

	1Q 2021	1Q 2022	YoY	1Q 2022
	RUB	RUB	%	USD
PS Payment Volume (billion)(1)	384.0	356.5	(7.2)%	4.2
E-commerce	89.3	46.3	(48.1)%	0.6
Financial services	60.9	75.7	24.2%	0.9
Money remittances	190.1	189.6	(0.3)%	2.3
Telecom	31.8	29.4	(7.7)%	0.3
Other	11.8	15.6	31.7%	0.2
PS Payment Net Revenue (million)(2)	4,068	4,119	1.3%	49.0
E-commerce	1,782	1,486	(16.6)%	17.7
Financial services	167	467	180.2%	5.6
Money remittances	1,900	2,006	5.6%	23.9
Telecom	152	96	(37.0)%	1.1
Other	68	65	(4.6)%	0.8
PS Payment Net Revenue Yield(3)	1.06%	1.16%	0.10%	1.16%
E-commerce	1.99%	3.21%	1.21%	3.21%
Financial services	0.27%	0.62%	0.34%	0.62%
Money remittances	1.00%	1.06%	0.06%	1.06%
Telecom	0.48%	0.33%	(0.15)%	0.33%
Other	0.58%	0.42%	(0.16)%	0.42%

(1)	PS Payment Volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations.

(2)	PS Payment Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A). PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(3)	PS Payment Net Revenue Yield is defined as PS Payment net revenue divided by Payment Services payment segment volume.

PS Payment Net Revenue increased by 1.3% YoY and amounted to RUB 4,119 million ($49.0 million) driven by 10 bps higher PS Payment Net Revenue Yield compensating PS Payment volume decline of 7.2%. PS Payment Net Revenue adjusted for RUB 918 million of 1Q 2021 TSUPIS & related acquiring services, increased by 30.7% YoY.

3 Please see the section “Non-IFRS Financial Measures and Supplemental Financial Information” for more details as well as reconciliation at the end of this release.

PS Payment Volume was 7.2% lower YoY and amounted to RUB 356.5 billion due to terminated TSUPIS & related acquiring services.

●	Money Remittances payment volume marginally decreased by 0.3% YoY to RUB 189.6 billion. Repayment of customers’ betting winnings decreased in 1Q 2022 compared to last year by 44% due to termination of processing winning payouts on payment methods other than QIWI wallet. Decline in customers’ betting winnings payouts was offset by the growth of B2B2C payments from QIWI wallet account holders and payouts on cards (up 42% YoY) resulting largely from the development of our product offering for self-employed and increase in peer-to-peer operations.

●	Payment volume in the Financial services vertical increased by 24.2% YoY to RUB 75.7 billion driven by increased bank and micro loans repayments.

●	E-commerce payment volume went down by 48.1% YoY to RUB 46.3 billion driven by terminated TSUPIS and related acquiring services since 4Q 2021.

●	Telecom payment volume decreased by 7.7% YoY to RUB 29.4 billion on lower volumes coming through MNOs[4] and adverse impact of the downsizing kiosk network.

●	Other category comprising a broad range of merchants in utilities and other government payments as well as volumes via instant payment system to which we offer payment processing services increased by 31.7% YoY to RUB 15.6 billion.

PS Payment Net Revenue Yield improved by 10 bps YoY to 1.16% driven by a higher Net Revenue Yields across our key market verticals: (i) in the E-commerce market vertical by 1.21 ppts due to terminated low-margin TUPIS and related acquiring services operations, (ii) in the Financial Services by 34 bps to 0.62% as a result of favorable mix of type of services and micro loans providers, (iii) in the Money Remittances by 6 bps on lower share of less marginal betting winning payouts.

Corporate and Other (CO) Net Revenue breakdown

	1Q 2021	1Q 2022	YoY	1Q 2022
	RUB million	RUB million	%	USD million
CO Net Revenue	399	656	64.4%	7.8
ROWI	194	370	90.7%	4.4
Flocktory	132	157	18.6%	1.9
Tochka	82	106	29.1%	1.3
Corporate and Other projects	(9)	24	375.0%	0.3

CO Net Revenue increased by 64.4% YoY to RUB 656 million ($7.8 million) driven by:

●	ROWI Net Revenue growth by 90.7% YoY to RUB 370 million ($4.4 million) on further expansion of bank guarantees and factoring portfolios, development of new products and gross yield appreciation:

⮚	As of March 31, 2022, Bank Guarantees portfolio reached RUB 45.3 billion - an increase of 163% YoY. In 1Q 2022, average amount of an issued guarantee increased by 15% YoY to RUB 1.1 million.

⮚	As of March 31, 2022, Factoring portfolio was RUB 9.5 billion or 95% higher YoY. In 1Q 2022, following further expansion of the business, the number of active clients increased by 40% YoY to 675.

⮚	As of March 31, 2022, the portfolio of online loans for government contracts execution was RUB 1.5 billion (the new product launched in 3Q 2021).

4 Mobile network operators.

●	Flocktory Net Revenue increased by 18.6% YoY and reached RUB 157 million ($1.9 million) driven by growing number of clients and traffic-providers using Flocktory’s platform and marketing services underpinned by growth of average check.

●	Tochka Net Revenue was RUB 106 million ($1.3 million) compared to RUB 82 million in the previous year. In 3Q 2021, we sold our stake in Tochka associate.

●	Corporate and Other projects Net Revenue include result of operations of different projects in the start-up stage and in 1Q 2022 it was RUB 24 million ($0.3 million) compared to RUB 9 million of loss for the same period of last year.

Operating expenses and other non-operating income and expenses

	1Q 2021	1Q 2022	YoY	1Q 2022	YoY change
	RUB million	RUB million	%	USD million	ppt
Operating expenses	(2,633)	(2,895)	10.0%	(34.4)
% of Net Revenue	(51.0)%	(45.9)%	5.1%		5.1%
Selling, general and administrative expenses	(549)	(771)	40.4%	(9.2)
% of Net Revenue	(10.6)%	(12.2)%	(1.6)%		(1.6)%
Personnel expenses	(1,705)	(1,673)	(1.9)%	(19.9)
% of Net Revenue	(33.0)%	(26.5)%	6.5%		6.5%
Depreciation, amortization & impairment	(286)	(277)	(3.1)%	(3.3)
% of Net Revenue	(5.5)%	(4.4)%	1.1%		1.1%
Credit loss (expense)	(93)	(174)	87.1%	(2.1)
% of Net Revenue	(1.8)%	(2.8)%	(1.0)%		(1.0)%
Other non-operating income and expenses excluding gain on disposal of an associate	153	(352)	330.1%	(4.2)
% of Net Revenue	3.0%	(5.6)%	(8.5)%		(8.5)%
Share of gain of an associate and a joint venture	165	-	(100.0)%	-
% of Net Revenue	3.2%	0.0%	(3.2)%		(3.2)%
Foreign exchange loss, net	8	(441)	5612.5%	(5.2)
% of Net Revenue	0.2%	(7.0)%	(7.1)%		(7.1)%
Interest income and expenses, net	(12)	68	666.7%	0.8
% of Net Revenue	(0.2)%	1.1%	1.3%		1.3%
Other income and expenses, net	(8)	21	362.5%	0.2
% of Net Revenue	(0.2)%	0.3%	0.5%		0.5%

Operating expenses increased by 10.0% YoY to RUB 2,895 million ($34.4 million) – a decrease by 5.1 ppts to 45.9% as percent of Total Net Revenue mainly driven by Total Net Revenue growth by 22.2%.

Selling, general and administrative (SG&A) expenses increased by 40.4% to RUB 771 million ($9.2 million) and as percent of Total Net Revenue went up by 1.6 ppts YoY to 12.2% primarily due to (i) higher expenses on professional advisory services, (ii) increased costs for insurance of Directors and Officers, and (iii) growth of expenses related to processing of Tochka volumes.

Credit loss increased by 87.1% to RUB 174 million ($2.1 million) and as percent of Total Net Revenue went up by 1.0 ppt YoY to 2.8% resulting from growth of ROWI business.

Other non-operating expenses (net) was RUB 352 million ($4.2 million) compared to RUB 153 million of income generated last year primarily due to a combination of (i) foreign exchange loss resulting from significant volatility of exchange rates, (ii) no equity pick up from Tochka associate due to sale of our stake in the project in 3Q 2021, and (iii) interest income (net) driven by release of discount accrued in 4Q 2021 for the contingent consideration from Tochka sale.

Income tax expense

Income tax expense increased by 12.0% YoY to RUB 801 million ($9.5 million) driven by profit before tax growth by 14.6% YoY. Effective tax rate was 26.2%.

Profitability results	1Q 2021	1Q 2022	YoY	1Q 2022
	RUB million	RUB million	%	USD million
Adjusted EBITDA	2,820	3,687	30.7%	43.8
Adjusted EBITDA margin, %	54.6%	58.5%	3.8%	58.5%
Adjusted Net Profit	2,061	2,326	12.9%	27.7
Adjusted Net Profit margin, %	39.9%	36.9%	(3.0)%	36.9%
Payment Services	2,480	3,029	22.1%	36.0
PS Net Profit margin, %	52.1%	53.6%	1.5%	53.6%
Corporate and Other (CO)	(419)	(703)	(67.8)%	(8.4)
Tochka	191	(15)	(107.7)%	(0.2)
ROWI	(20)	51	352.8%	0.6
Flocktory	(119)	29	124.5%	0.3
Corporate and Other projects	(470)	(769)	(63.4)%	(9.1)

Adjusted EBITDA increased by 30.7% YoY to RUB 3,687 million ($43.8 million) mainly due to Total Net Revenue growth by 22.2%. As a result, Adjusted EBITDA margin improved by 3.8 ppts YoY to 58.5%.

Adjusted Net Profit increased by 12.9% YoY to RUB 2,326 million ($27.6 million). Adjusted Net Profit margin declined by 3.0 ppts to 36.9% driven by (i) foreign exchange loss and (ii) higher income tax expense (iii) partially offset by Adjusted EBITDA margin improvement described above.

Payment Services Net Profit increased by 22.1% YoY to RUB 3,029 million ($36.0 million) as a result of PS Net Revenue growth by 18.6% YoY. PS Net Profit margin increased by 1.5 ppts to 53.6% driven by positive operating leverage effect partially offset by higher income tax expense.

CO Net Loss increased by 67.8% YoY to RUB 703 million ($8.4 million) driven primarily by the following factors:

•	Net Loss from Tochka was RUB 15 million compared to RUB 191 million of Net Profit generated in 1Q 2021 followed by sale of QIWI stake in the project in 3Q 2021.

•	ROWI Net Profit increased to RUB 51 million compared to RUB 20 million in the previous year as a result of its Net Revenue growth by 90.7% YoY.

•	Floctory Net Profit was RUB 29 million compared to RUB 119 million in the previous year driven by Net Revenue growth by 18.6% YoY and lower personnel expenses due to decreased accruals related to the SAR[5] program for employees.

•	Corporate and Other projects Net Loss increased by 63.4% YoY to RUB 769 million primarily resulting from a combination of (i) foreign exchange loss due to significant volatility of exchange rates, (ii) higher expenses on professional advisory services, and (iii) increased costs for insurance of Directors, partially offset by (iv) Corporate and Other projects Net Revenue growth, and (v) release of discount accrued in 4Q 2021 for the contingent consideration from Tochka sale.

5 Stock Appreciation Rights motivation prog

Consolidated cash flow statement

	1Q 2021	1Q 2022	YoY	1Q 2022
	RUB million	RUB million	%	USD million
Net cash generated from operating activities before changes in working capital	2,387	2,550	6.8%	30.3
Change in working capital	(13,490)	(1,659)	(87.7)%	(19.7)
Net interest income received and income tax paid	(159)	719	(552.2)%	8.6
Net cash flow (used in) / generated from operating activities	(11,262)	1,610	(114.3)%	19.1
Net cash used in investing activities	(65)	(2,085)	3107.7%	(24.8)
Net cash used in financing activities	(489)	(268)	(45.2)%	(3.2)
Effect of change in ECL and exchange rate changes on cash and cash equivalents	50	(569)	(1238.0)%	(6.8)
Net decrease in cash and cash equivalents	(11,766)	(1,312)	(88.8)%	(15.6)
Cash and cash equivalents at the beginning of the period	47,382	33,033	(30.3)%	392.9
Cash and cash equivalents at the end of the period	35,616	31,721	(10.9)%	377.2

Net cash generated from operating activities before changes in working capital for 1Q 2022 increased by 6.8% YoY to RUB 2,550 million ($30.3 million) mainly driven by Adjusted EBITDA for the period in the amount of RUR 3,687 million ($43.8 million). Net cash flow generated from operating activities was RUB 1,610 million ($19.1 million) driven by significant changes in working capital and increased interest income received. Change in working capital for 1Q 2022 resulted in cash outflow of RUB 1,659 million primarily due to (i) lower accounts payable and accruals by RUB 6,657 million resulted from decrease of deposits received from agents due to terminated TSUPIS project, partially offset by (ii) increase in customer accounts and amounts due to banks in the amount of RUB 2,205 million driven by growth customer base in Tochka, and (iii) decrease in trade and other receivables by RUB 1,917 million due to decrease in deposits issued to merchants and cash receivable from agents. In 1Q 2022, net interest received offset income tax paid and combined equaled to RUB 719 million of income driven by increased interest rates.

Net cash flow used in investing activities was RUB 2,085 million ($24.8 million). The net cash outflow was primarily driven by purchase of debt securities and deposits in the amount of RUB 1.7 billion.

Net cash flow used in financing activities decreased to RUB 268 million ($3.2 million). The net cash outflow was primarily driven by (i) repurchase of QIWI Finance bonds in the amount of RUB 155 million in 1Q 2022, and (ii) RUB 95 million of dividends paid to non-controlling shareholders.

In 1Q 2022, the adverse effect of exchange rate changes on cash and cash equivalents was RUB 531 million ($6.3 million) compared to positive impact of RUB 50 million a year ago. Negative effect of change in expected credit loss on cash and cash equivalents was RUB 38 million.

As a result of factors described above cash and cash equivalents as of March 31, 2022 were RUB 31,721 million ($377.2 million) – a decrease of 10.9% compared to March 31, 2021.

Update on Tochka deal completion

In 2Q 2022, we have received the remaining cash consideration for the disposal of Tochka associate in the amount of RUB 4.85 billion. The receipt strengthened our financial position with no implications on the Consolidated Statement of Comprehensive Income as we have already accounted for this transaction in 2021.

Guidance

In light of the current geopolitical developments and high degree of existing uncertainty in day-to-day business operations, we have decided to abstain from providing guidance on both short- and medium-term perspective. We will closely monitor all developments and update on guidance expectations in the course of the year when more information becomes available.

We encourage investors to review our 2021 Annual Report on Form 20-F in the Caption “Risk Factors” and other reports QIWI files with the U.S. Securities and Exchange Commission for more details on risks related to evolving geopolitical situation.

Dividends

Although to date we have had no material direct impact from sanctions imposed on Russia on our day-to-day operations, and our financial position remains strong, the Board continues to keep the payment of future dividends under review and will update shareholders through further announcements as appropriate. Currently, there are also technical complications for the distribution of dividends, for example, existing Central Bank of Russia restrictions on the distribution of dividends to foreign parent companies and a lack of communication between Euroclear and the Russian National Settlement Depositary (“NSD”). The full impact of sanctions on the Russian economy and other markets where we operate remains unclear and requires cautiousness for the benefit of all shareholders and the Company.

Earnings Conference Call and Audio Webcast

Given persisting level of uncertainty and market volatility, the conference call and webcast to discuss the results is postponed. In the meantime, all our stakeholders are welcome to send any questions related to our business using the contact details available on our investor’s website. We remain available for individual incoming call requests.

About QIWI plc.

For over 20 years we stood at the fore point of fintech innovations to facilitate and secure digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, Flocktory services in marketing automation and advertising technologies, and several other startups.

QIWI has an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to financial services for retail customers and B2B partners. Millions of consumers and partners may receive and transmit cash and electronic payments through our network. The Company’s money remittance payment platform connects businesses and people via thousands of service points across the globe. Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ QIWI’s open API infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs. Our ROWI brand serves businesses with digital factoring, bank guarantees and other financial solutions for SMEs.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

 Investor Relations

+357.25028091

ir@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our ROWI and Flocktory businesses, the impact of the restrictions imposed on us by the CBR on December 7, 2020, in particular with respect to payments to foreign merchants, the impact of changes in the betting industry in the Russian Federation and its regulation, the impact of recent sanctions targeting Russia, the impact of such sanctions on our results of operations, potential further changes in the regulatory regime, and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31,	As of March 31,	As of March 31,
	2021	2022 (unaudited)	2022 (unaudited)
	RUB	RUB	USD
Assets
Non-current assets
Property and equipment	1,417	1,484	17.6
Goodwill and other intangible assets	10,501	11,333	134.8
Long-term debt securities	1,111	0	0.0
Long-term loans	267	185	2.2
Other non-current assets	812	206	2.4
Deferred tax assets	237	218	2.6
Total non-current assets	14,345	13,426	159.7
Current assets
Trade and other receivables	11,576	9,566	113.8
Short-term loans	11,270	11,050	131.4
Short-term debt securities	11,976	13,657	162.4
Prepaid income tax	463	649	7.7
Other current assets	1,262	756	9.0
Cash and cash equivalents	33,033	31,721	377.2
Total current assets	69,580	67,399	801.6
Total assets	83,925	80,825	961.2
Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0.01
Additional paid-in capital	1,876	1,876	22.3
Share premium	12,068	12,068	143.5
Other reserve	2,376	1,521	18.1
Retained earnings	26,822	28,996	344.8
Translation reserve	542	531	6.3
Total equity attributable to equity holders of the parent	43,685	44,993	535.1
Non-controlling interests	155	193	2.3
Total equity	43,840	45,186	537.4
Non-current liabilities
Long term debt	4,648	4,498	53.5
Long-term deferred income	717	684	8.1
Long-term lease liabilities	334	374	4.4
Other non-current liabilities	80	104	1.2
Deferred tax liabilities	1,376	1,278	15.2
Total non-current liabilities	7,155	6,939	82.5
Current liabilities
Trade and other payables	23,365	16,814	200.0
Customer accounts and amounts due to banks	7,635	9,662	114.9
Short-term debt	86	82	1.0
Short-term lease liability	308	346	4.1
VAT and other taxes payable	178	276	3.3
Other current liabilities	1,358	1,520	18.1
Total current liabilities	32,930	28,700	341.3
Total equity and liabilities	83,925	80,825	961.2

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	March 31, 2021	March 31, 2022	March 31, 2022
	RUB	RUB	USD
Revenue:	9,234	9,717	115.6
Payment processing fees	7,615	6,948	82.6
Interest revenue calculated using the effective interest rate	649	1,452	17.3
Fees from inactive accounts and unclaimed payments	441	455	5.4
Other revenue	529	862	10.3

Operating costs and expenses:	(6,718)	(6,307)	(75.0)
Cost of revenue (exclusive of items shown separately below)	(4,073)	(3,412)	(40.6)
Selling, general and administrative expenses	(549)	(771)	(9.2)
Personnel expenses	(1,705)	(1,673)	(19.9)
Depreciation and amortization	(286)	(277)	(3.3)
Credit loss expense	(93)	(174)	(2.1)
Impairment of non-current assets	(12)	-	-
Profit from operations	2,516	3,410	40.6

Share of gain of an associate and a joint venture	165	-	-
Foreign exchange gain/(loss), net (1)	8	(441)	(5.2)
Interest income and expenses, net	(12)	68	0.8
Other income and expenses, net	(8)	21	0.2
Profit before tax	2,669	3,058	36.4
Income tax expense	(715)	(801)	(9.5)
Net profit	1,954	2,257	26.8
Attributable to:
Equity holders of the parent	1,943	2,174	25.9
Non-controlling interests	11	83	1.0

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	5	(12)	(0.1)
Debt securities at fair value through other comprehensive income (FVOCI):
Net losses arising during the period, net of tax	-	(854)	(10.2)
Total other comprehensive income, net of tax	5	(866)	(10.3)
Total comprehensive income, net of tax	1,959	1,391	16.5
Attributable to:
Equity holders of the parent	1,948	1,309	15.6
Non-controlling interests	11	82	1.0

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	31.13	34.81	0.41
Diluted, profit attributable to ordinary equity holders of the parent	31.11	34.81	0.41

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Three months ended (unaudited)
	March 31, 2021	March 31, 2022	March 31, 2022
	RUB	RUB	USD(1)
Operating activities
Profit before tax	2,669	3,058	36.4
Adjustments to reconcile profit before tax to net cash flows (used in) /generated from operating activities
Depreciation and amortization	286	277	3.3
Foreign exchange (gain)/loss, net	(8)	441	5.2
Interest income, net	(523)	(1,400)	(16.6)
Credit loss expense	93	174	2.1
Share of (gain) / loss of an associate and a joint venture	(165)	-	-
Share-based payments	6	-	-
Other	29	-	-
Net cash flow generated from operating activities before changes in working capital	2,387	2,550	30.3
Changes in operating assets and liabilities:			-
Decrease in trade and other receivables	2,043	1,917	22.8
Decrease/(Increase) in other assets	302	510	6.1
(Decrease)/Increase in customer accounts and amounts due to banks	(4,342)	2,205	26.2
Decrease in accounts payable and accruals	(12,313)	(6,657)	(79.2)
Increase in other liabilities	-	238	2.8
Decrease in loans issued from banking operations	820	128	1.5
Cash (used in) / generated from operations	(11,103)	891	10.6
Interest received	721	1,750	20.8
Interest paid	(127)	(138)	(1.6)
Income tax paid	(753)	(893)	(10.6)
Net cash flow (used in) / generated from operating activities	(11,262)	1,610	19.1
Investing activities			-
Cash used in business combinations	(10)	(215)	(2.6)
Purchase of property and equipment	(56)	(111)	(1.3)
Purchase of intangible assets	(9)	(39)	(0.5)
Proceeds from sale of fixed and intangible assets	3	-	-
Loans issued	(5)	-	-
Repayment of loans issued	12	17	0.2
Purchase of debt securities and deposits	-	(1,737)	(20.7)
Net cash used in investing activities	(65)	(2,085)	(24.8)
Financing activities			-
Repayment of borrowings	(465)	(155)	(1.8)
Payment of principal portion of lease liabilities	(15)	(18)	(0.2)
Dividends paid to non-controlling shareholders	(9)	(95)	(1.1)
Net cash used in financing activities	(489)	(268)	(3.2)
Effect of exchange rate changes on cash and cash equivalents	50	(531)	(6.3)
Effect of change in ECL on cash and cash equivalents	-	(38)	(0.5)
Net decrease in cash and cash equivalents	(11,766)	(1,312)	(15.6)
Cash and cash equivalents at the beginning of the period	47,382	33,033	392.9
Cash and cash equivalents at the end of the period	35,616	31,721	377.2

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Net Revenue, Like-for-like Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Net Revenue, Like-for-like Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS.

Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Net Revenue, Like-for-like Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

We define non-IFRS financial measures as follows:

•	“Total Net Revenue” is calculated by subtracting cost of revenue from revenue.

•	“Like-for-like Total Net Revenue” as Revenue minus (1) Cost of revenue (exclusive of depreciation and amortization) (2) 1Q 2021 TSUPIS and related acquiring services net revenue of RUB 918 million.

•	“Adjusted EBITDA” as Net profit plus: (1) depreciation and amortization (2) other income and expenses (3) foreign exchange gain/loss (4) share of gain of an associate and a joint venture (5) interest income and expenses (6) income tax expenses (7) share-based payment expenses (8) impairment of non-current assets.

•	“Adjusted Net profit” as Net profit plus: (1) fair value adjustments recorded on business combinations and their amortization (2) impairment of non-current assets (3) share-based payment expenses (4) effect of taxation of the above items.

•	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by Total Net Revenue.

•	“Adjusted Net profit Margin” as Adjusted Net profit divided by Total Net Revenue.

Total Net Revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents and other reload channels providers. In addition, under IFRS, most types of fees are presented on a gross basis whereas certain types of fees are presented on a net basis. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews Total Net Revenue. Like-for-like Total Net Revenue indicates net revenue trends for both years on comparable basis, excluding from the previous year revenues of terminated activities, such as TSUPIS & related acquiring services (which terminated since 4Q 2021).

Adjusted EBITDA is a key measure used by management, is serves as a supplemental performance measure that facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss)/gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses and impairment of non-current assets), and certain one-time income and expenses (affecting other income, offering and related expenses, loss from sale of Sovest loan portfolio, etc.). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have been excluded from Adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors.

Adjusted Net Profit is a key measure used by management to observe the operational profitability of the company. We believe Adjusted Net Profit is useful to an investor in evaluating our operating performance because it measures a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on disposals of subsidiaries and the effects of deferred taxation on excluded items do not represent the core operations of the business, and fair value adjustments recorded on business combinations and their amortization, impairment of non-current assets and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

Payment Services segment payment volume provides a measure of the overall size and growth of the business, and increasing our payment volumes is essential to growing our profitability.

Payment Services segment net revenue yield. We calculate Payment Services segment net revenue yield by dividing Payment Services segment net revenue by Payment Services segment payment volume. Payment Services segment net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process.

QIWI presents PS Payment segment breakdown by verticals and we define these measures as follows:

•	PS Payment Net Revenue is the Net Revenue consisting of the merchant and consumer fees collected for the payment transactions.

o	E-commerce payment net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants.

o	Financial Services payment net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies.

o	Money Remittance payment net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers.

o	Telecom payment net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers.

o	Other payment net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others.

•	PS Other Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services, fees for issuing bank guarantees and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	March 31, 2021	March 31, 2022	March 31, 2022
	RUB	RUB	USD
Revenue	9,234	9,717	115.6
Minus: Cost of revenue (exclusive of depreciation and amortization)	4,073	3,412	40.6
Total Net Revenue	5,161	6,305	75.0
Segment Net Revenue
Payment Services Segment Revenue	8,547	8,730	103.8

PS Payment Revenue(1)	7,615	6,948	82.6
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(2)	3,547	2,829	33.6
PS Payment Adjusted Net Revenue	4,068	4,119	49.0

PS Other Revenue(3)	932	1,782	21.2
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(4)	239	252	3.0
PS Other Adjusted Net Revenue	694	1,530	18.2
Payment Services Segment Net Revenue	4,762	5,649	67.2
Corporate and Other Category Revenue	687	987	11.7
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	288	331	3.9
Corporate and Other Category Net Revenue	399	656	7.8
Total Segment Net Revenue	5,161	6,305	75.0
Net Profit	1,954	2,257	26.8
Plus:
Depreciation and amortization	286	277	3.3
Other income and expenses, net	8	(21)	(0.2)
Foreign exchange (gain)/loss, net	(8)	441	5.2
Share of gain of an associate and a joint venture	(165)	-	-
Interest income and expenses, net	12	(68)	(0.8)
Income tax expenses	715	801	9.5
Share-based payment expenses	6	-	-
Impairment of non-current assets	12	-	-
Adjusted EBITDA	2,820	3,687	43.8
Adjusted EBITDA margin	54.6%	58.5%	58.5%

Net profit	1,954	2,257	26.8
Fair value adjustments recorded on business combinations and their amortization(5)	85	83	1.0
Impairment of non-current assets	12	-	-
Share-based payment expenses	6	-	-
Effect of taxation of the above items	4	(14)	(0.2)
Adjusted Net Profit	2,061	2,326	27.7

Adjusted Net Profit per share:
Basic	33.02	37.25	0.44
Diluted	33.00	37.25	0.44

Weighted-average number of shares used in computing Adjusted Net Profit per share:
Basic	62,411	62,449	62,449
Diluted	62,459	62,449	62,449

(1)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.

(2)	Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(3)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services, fees for issuing bank guarantees and advertising.

(4)	Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: bank guarantees expenses, interest expenses related to issued bonds, costs of sms notification, advertising commissions.

(5)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in CONTACT and Rapida.